Exhibit 4.6

SKINOVATION PHARAMCEUTICAL INCORPORATED

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The total number of shares which the Corporation is authorized to issue is Seventy-Five Million (75,000,000) shares. The number of common shares authorized is Fifty Million (50,000,000) shares, par value $.001. The number of preferred shares authorized is Twenty-Five Million (25,000,000) shares, par value $.001. Neither the common nor the preferred stock shall have pre-emptive rights.

The preferred shares may be issued in series and from time to time with designations, preferences, and relative participating, optional, or other rights, qualifications, limitations, or restrictions thereof adopted by the Board of Directors.

Each class or series may be made subject to redemption as such time and at such price or prices as such resolution or resolutions providing for the issue of such stock shall state and express. The holders of the preferred stock of any class or series shall be entitled to receive dividends at such rates, on such conditions, and at such times, and shall be entitled to such rights upon the dissolution of, or upon any distribution of, the assets of the corporation. The preferred stock of any class or series may be convertible into or exchangeable for shares of any other class, classes, or series of capital stock of the corporation, at such price or prices, or at such rates of exchange, and with such adjustments, and shall be stated and expressed in the resolution of the Board of Directors providing for the issuance thereof.

Other Securities

As of the date of this filing, we do not have any debt securities, warrants or options outstanding.

Voting Rights

Each outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders. Each shareholder shall be entitled to vote his or its shares in person or by proxy

A majority of our outstanding shares, represented by person or by proxy, shall constitute a quorum at each meeting of the shareholders. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action.

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Transfer Agent

Our transfer agent is Standard Registrar & Stock Transfer Co., Inc. located in Salt Lake City, Utah.